SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                              ENERTECK CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                         (Title of Class of Securities)

                                    29275X104
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 11753
                                 (212) 940-8800

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BATL BioEnergy LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,450,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,450,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,450,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BATL Management LP
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     112,850
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            112,850
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      112,850
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Donino
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,562,850 (1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,562,850 (1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,562,850 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1)  Comprised of shares held by BATL BioEnergy LLC and BATL Management LP.

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of common stock, par value $.001 per share ("Shares") of Enerteck Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10701 Corporate Drive, Suite 150, Stafford, Texas 77477.

      Item 2. Identity and Background.

      (a) This statement is being filed by BATL BioEnergy LLC ("BBL"), BATL Management LP ("BML") and Thomas Donino (collectively, the "Reporting Persons").

      (b) The principal business address of the Reporting Persons is 7 Lakeside Drive, Rye, New York 10580.

      (c) The principal business of BBL and Mr. Donino is to invest in securities for profit. Mr. Donino is the president and managing member of BBL. There are no other officers of BBL. The principal business of BML is to act as a family partnership for the purpose of investing in securities for the benefit of certain relatives of Mr. Donino and/or trusts for the benefit of such individuals. The general partner of BML is BATL Trading, Inc. The sole owner, officer and director of BATL Trading Inc. is Mr. Donino.

      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Donino is a United States citizen.

      Item 3. Source and Amount of Funds of Other Consideration.

      The aggregate amount of funds used to purchase the Shares reported herein as being held by BBL was $3,000,000. The source of such funds was working capital. The aggregate amount of funds used to purchase the Shares reported herein as being held by BML was $242,480. The source of such funds was capital contributions by Mr. Donino.

      Item 4. Purpose of Transaction.

      The Reporting Persons acquired the securities reported herein for investment purposes, with a view to making a profit.

      Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), on December 9, 2005, BBL acquired 2,450,000 Shares and five year warrants to purchase 1,000,000 Shares at an exercise price of $2.00 per Share (the "Warrants"), in a privately negotiated transaction with the Issuer. The purchase price for such securities was $3,000,000.

      Pursuant to the Securities Purchase Agreement:

      (1) the number of board members of the Issuer was increased from three to four and Mr. Donino was appointed to serve as a member of the board as a designee of BBL. BBL will be entitled to designate one nominee to the Issuer's board for so long as BBL's beneficial ownership of Shares exceeds 10% of the outstanding Shares;

      (2) the Issuer is required to use the proceeds of the transaction as follows: (A) $1,000,000 to complete the currently contemplated purchase by the Issuer of RubyCat Technology, LLC (the "RubyCat Transaction"); (B) up to $340,000 to repay certain outstanding debt of the Company and its subsidiary; and (C) the balance for working capital;

      (3) in the event the RubyCat Transaction is terminated or is not consummated on or prior to March 9, 2006, BBL shall have the right to cause the Issuer to purchase from BBL up to 816,667 Shares at a purchase price per share of $1.2245;

      (4) Until December 9, 2007 (or such earlier time as BBL's beneficial ownership of Shares is no longer in excess of 10% of the outstanding Shares), the Issuer may not effect any equity or debt issuance or sale without the prior written consent of BBL other than (A) as a result of the exercise or conversion of any currently outstanding security; (B) up to 250,000 Shares for services rendered; (C) up to 700,000 Shares underlying stock option grants; and (D) 1,000,000 Shares and Shares underlying 1,000,000 Warrants currently contemplated to be issued in connection with the RubyCat Transaction; and

      (5) Dwaine Reese, a member of the Issuer's board of directors and its Chief Executive Officer, has agreed not to unilaterally resign as Chief Executive Officer of the Issuer prior to December 9, 2007.

      Depending upon market conditions, regulatory considerations and other factors that the Reporting Persons may deem relevant, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or dispose of all or a portion of the Securities of the Issuer that the Reporting Persons own or hereafter may acquire.

      Also, consistent with the investment purpose, Mr. Donino intends to closely monitor developments at the Company. As a member of the Board, Mr. Donino intends to be in close contact with management concerning the operations of the Company, and, from time to time, may make recommendations to management and the Board as he deems appropriate.

      Item 5. Interest of Securities of the Issuer.

      (a) (i) BBL owns 3,450,000 Shares comprised of 2,450,000 Shares and Shares underlying 1,000,000 warrants. Such Shares constitute approximately 19.8% of the outstanding Shares of the Issuer;

            (ii) BML owns 112,850 Shares constituting approximately .7% of the outstanding Shares of the Issuer; and

            (iii) Thomas Donino owns no Shares directly. As the managing member and President of BBL and the sole officer, director and shareholder of the general partner of BML, Mr. Donino may be deemed to be the beneficial owner of the 3,450,000 Shares owned by BBL and the 112,850 Shares owned by BML.

      (b) Each of BBL and BML has the sole power to vote and dispose of the Shares held by such entity, which power is solely exercisable by Thomas Donino.

      (c) Please see response to Item 4, which is incorporated by reference herein.

      (d) Not applicable

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      The description of the Securities Purchase Agreement contained in Item 4 is incorporated by reference herein.

      The Warrants are exercisable, in whole or in part, at the option of the holder, until December 8, 2010. Pursuant to customary anti-dilution provisions, the $2.00 exercise price for the Warrants is subject to adjustment upon certain events. The terms and conditions of the Warrants contained in Exhibit 3 hereof, are incorporated by reference herein.

      Pursuant to a Registration Rights Agreement, the Issuer is required to file a registration statement covering the resale of the Shares held by BBL as well as the Shares underlying the Warrants, not later than February 7, 2006. The Company is required to use its best efforts to keep the registration statement effective until all such Shares have been sold or until the date that all such Shares can be sold without restriction or without a registration statement. The terms and conditions of the Registration Statement contained in Exhibit 4 hereof are incorporated herein by reference.

      Item 7. Materials to be Filed as Exhibits.

            1.    Joint Filing Agreement.
            2. Securities Purchase Agreement, dated December 9, 2005, between the Issuer and BBL (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed December 12, 2005 (the "Form 8-K")).
            3. Warrant Certificate evidencing the Warrants (incorporated by reference to Exhibit 4.2 of the Form 8-K).
            4. Registration Rights Agreement, dated December 9, 2005, between the Issuer and BBL (incorporated by reference to Exhibit 4.1 of the Form 8-K).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 19th day of December, 2005.

                                      BATL BIOENERGY LLC


                                      By: /s/ Thomas Donino
                                          --------------------------------------
                                          Thomas Donino
                                          President

                                      BATL MANAGEMENT LP

                                      By: BATL Trading Inc., its general partner


                                      By: /s/ Thomas Donino
                                          --------------------------------------
                                          Thomas Donino
                                          President


                                      /s/ Thomas Donino
                                      ------------------------------------------
                                      Thomas Donino